EXHIBIT 99.5

Disclosure of Transactions in Own Shares

Paris, May 23, 2019 - In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1st, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from May 16, 2019 to May 22, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
16.05.2019	112,675	48.0865	5,418,146	XPAR
16.05.2019	50,000	48.0770	2,403,850	BATE
16.05.2019	80,243	48.0775	3,857,883	CHIX
16.05.2019	40,000	48.0779	1,923,116	TRQX
17.05.2019	118,190	48.9506	5,785,471	XPAR
17.05.2019	49,994	48.9262	2,446,016	BATE
17.05.2019	70,000	48.9279	3,424,953	CHIX
17.05.2019	40,000	48.9263	1,957,052	TRQX
20.05.2019	115,850	49.4145	5,724,670	XPAR
20.05.2019	50,000	49.3654	2,468,270	BATE
20.05.2019	70,000	49.3650	3,455,550	CHIX
20.05.2019	40,000	49.3651	1,974,604	TRQX
21.05.2019	115,080	49.5061	5,697,162	XPAR
21.05.2019	50,000	49.5153	2,475,765	BATE
21.05.2019	70,000	49.5166	3,466,162	CHIX
21.05.2019	40,000	49.5158	1,980,632	TRQX
22.05.2019	239,824	49.0467	11,762,576	XPAR
22.05.2019	50,000	49.1019	2,455,095	BATE
22.05.2019	70,000	49.1007	3,437,049	CHIX
22.05.2019	40,000	49.1030	1,964,120	TRQX
Total	1,511,856	48.9981	74,078,143

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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